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U.S. [barcode] GE COMMISSION
10549

06050801

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-52632

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DE GUARDIOLA ADVISORS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

405 Park Avenue, Suite 1201
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola — (212) 753-2702
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

PROCESSED
SEP 21 2006
THOMSON
FINANCIAL

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

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OATH OR AFFIRMATION

I, ROBERTO DE GUARDIOLA, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DE GUARDIOLA ADVISORS, INC. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

DE GUARDIOLA ADVISORS, INC.

Roberto De Guardiola, President

Subscribed and sworn to
before me this 24 day of February, 2006

Notary Public

KAREN E. MATTIS
Notary Public, State of New York
No. 01MA6073149
Qualified in New York County
Commission Expires April 16, 2006

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) statement of financial condition.
- [x] (c) statement of income.
- [x] (d) statement of cash flows.
- [x] (e) statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

DE GUARDIOLA ADVISORS, [illegible]
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2005
EXHIBIT A

ASSETS	
Cash	$ 65,306
Other assets	112,938
TOTAL ASSETS	$ 178,244
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 121,267
Total Liabilities	121,267
Commitments and Contingencies	
Shareholder's Equity	
Common stock, no par value	
Authorized 200 shares; issued and outstanding 100 shares	12,000
Additional paid-in capital	1,461,072
Accumulated deficit	(1,416,095)
Total Shareholder's Equity	56,977
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 178,244